JOINT FILING AGREEMENT

AGREEMENT dated as of July 6, 2018, between Lishan Aklog, M.D. and Pavilion Venture Partners LLC (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.001 par value per share, of PAVmed Inc. (as amended or supplemented, the “Schedule 13D”).

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate. The Parties agree that the Schedule 13D is filed on behalf of each of them.

Dated: July 6, 2018

/s/ Lishan Aklog, M.D.
Lishan Aklog, M.D.

PAVILION VENTURE PARTNERS LLC

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Manager